SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)(1)

                           Janus American Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  47102 P 10 2
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                                 (CUSIP Number)

                               December 31, 1998
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47102 P 10 2              13G                       Page 2 of 11 Pages
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(1) Name of Reporting Persons
    I.R.S. Identification Nos. of above persons. (entities only)

    Harry G. Yeaggy
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        872,500

    (6) Shared voting power:
        310,000

    (7) Sole dispositive power:
        872,500

    (8) Shared dispositive power:
        310,000

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(9) Aggregate amount beneficially owned by each reporting person.

    1,182,500 **
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |X|
     (see instructions).

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(11) Percent of class represented by amount in Row 9.

     10.6%
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(12) Type of reporting person (see instructions).

     IN
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** Includes 310,000 shares held by Beck Hospitality Inc. III ("Beck
Hospitality"). Mr. Yeaggy is a non-controlling shareholder of Beck Hospitality, owning 25% of its stock. Although shares of Common Stock owned by Beck Hospitality may be deemed to be beneficially owned by Mr. Yeaggy, the filing of this Statement should not be deemed an admission that Mr. Yeaggy beneficially owns such shares or that Beck Hospitality, or any other person or persons referred to herein constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"), and the rules and regulations thereunder (the "Rules").

CUSIP No. 47102 P 10 2              13G                       Page 3 of 11 Pages
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(1) Name of Reporting Persons
    I.R.S. Identification Nos. of above persons. (entities only)

    Louis S. Beck
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        2,617,499

    (6) Shared voting power:
        310,000

    (7) Sole dispositive power:
        2,617,499

    (8) Shared dispositive power:
        310,000

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(9) Aggregate amount beneficially owned by each reporting person.

    2,927,499 **
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |X|
     (see instructions).

--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     26.4%
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(12) Type of reporting person (see instructions).

     IN
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** Includes 310,000 shares held by Beck Hospitality Inc. III ("Beck
Hospitality"). Mr. Beck is the controlling shareholder of Beck Hospitality, owning 75% of its stock. Also includes 2,617,499 shares held by Elbe Financial Group, L.L.C. ("Elbe"). Mr. Beck is the sole owner of Elbe. Although shares of Common Stock owned by each of Beck Hospitality and Elbe may be deemed to be beneficially owned by Mr. Beck, the filing of this Statement should not be deemed an admission that Mr. Beck beneficially owns such shares or that Beck Hospitality or Elbe, or any other person or persons referred to herein constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"), and the rules and regulations thereunder (the "Rules").

CUSIP No. 47102 P 10 2              13G                       Page 4 of 11 Pages
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(1) Name of Reporting Persons
    I.R.S. Identification Nos. of above persons. (entities only)

    Beck Hospitality Inc. III
    31-152-0989
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Ohio
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        310,000

    (6) Shared voting power:
        0

    (7) Sole dispositive power:
        310,000

    (8) Shared dispositive power:
        0

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(9) Aggregate amount beneficially owned by each reporting person.

    310,000 **
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |X|
     (see instructions).

--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     2.6%
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(12) Type of reporting person (see instructions).

     CO
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** Beck Hospitality Inc. III disclaims beneficial ownership of the shares owned by Louis S. Beck and by Harry G. Yeaggy. Although shares of Common Stock owned by Beck Hospitality Inc. III may be deemed to be beneficially owned by Messrs. Beck and Yeaggy, the filing of this Statement should not be deemed an admission that Beck Hospitality Inc. III, Mr. Beck and/or Mr. Yeaggy, constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"), and the rules and regulations thereunder (the "Rules").

CUSIP No. 47102 P 10 2

Preliminary Note

This Combined Statement is being filed on behalf of Harry G. Yeaggy, Louis S. Beck and Beck Hospitality Inc. III and the filing of this Combined Statement is not and shall not be deemed to be an admission that any of Mr. Yeaggy, Mr. Beck or Beck Hospitality Inc. III comprise a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder.

Item 1.

      (a) Name of Issuer:

                  Janus American Group, Inc.

      (b) Address of Issuer's Principal Executive Offices:

                  2300 Corporate Blvd., N.W.
                  Suite 232
                  Boca Raton, Florida 33431-8596

Item 2.

      (a) Name of Persons Filing:

                  Harry G. Yeaggy, Louis S. Beck, Beck
                  Hospitality Inc. III ("Beck Hospitality")

      (b) Address of Principal Business Office or, if none, Residence:

                  Mr. Beck's Principal Business Office is:

                  Janus American Group, Inc.
                  2300 Corporate Blvd., N.W.
                  Suite 232
                  Boca Raton, Florida 33431-8596

                  Mr. Yeaggy's and Beck Hospitality's
                  Principal Business Office is:

                  Beck Hospitality Inc. III
                  8534 E. Kemper Road
                  Cincinnati, Ohio 45249

      (c) Citizenship:

                  Messrs. Yeaggy and Beck: United States
                  Beck Hospitality: Ohio


                               Page 5 of 11 Pages

CUSIP No. 47102 P 10 2

      (d) Title of Class of Securities:

                  Common Stock

      (e) CUSIP Number:

                  47102 P 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

                                 Not Applicable

      (a)  [ ] Broker or Dealer registered under Section 15 of the Exchange
               Act.
      (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
      (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
      (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
      (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

      See Rows 5 through 11 of cover pages.


Item 5. Ownership of Five Percent or Less of a Class

      Not Applicable


                               Page 6 of 11 Pages

CUSIP No. 47102 P 10 2

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not Applicable

Item 8. Identification and Classification of Members of the Group

      Not Applicable

Item 9. Notice of Dissolution of Group

      Not Applicable

Item 10. Certifications

      Not Applicable

Exhibits

A. Joint Filing Statement


                               Page 7 of 11 Pages

CUSIP No. 47102 P 10 2

      Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1999
--------------------
Date


/s/ Harry G. Yeaggy
--------------------
Harry G. Yeaggy


                               Page 8 of 11 Pages

CUSIP No. 47102 P 10 2


      Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1999
--------------------
Date


/s/ Louis S. Beck
--------------------
Louis S. Beck


                               Page 9 of 11 Pages

CUSIP No. 47102 P 10 2

      Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1999
--------------------
Date

BECK HOSPITALITY INC. III


/s/  Louis S. Beck
--------------------
Louis S. Beck
President


                              Page 10 of 11 Pages

CUSIP No. 47102 P 10 2

                                    EXHIBIT A

                             JOINT FILING STATEMENT

      Pursuant to Rule 13d-1(f)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G/A is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Date:  February 12, 1999


/s/ Louis S. Beck
-------------------------
Louis S. Beck


/s/ Harry G. Yeaggy
-------------------------
Harry G. Yeaggy


BECK HOSPITALITY INC. III


/s/ Louis S. Beck
-------------------------
Louis S. Beck, President


                              Page 11 of 11 Pages